POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Excluded from a bid for Daewoo Shipbuilding and Marine Engineering Co.

.EX-99.1

Excluded from a bid
for Daewoo Shipbuilding and Marine Engineering Co.

POSCO has received a notification from Korea Development Bank that POSCO was excluded from the bid for DSME(Daewoo Shipbuilding and Marine Engineering Co.) on Oct 17, 2008.